Note 1-   **Nature of Business**

EMPIRE STATE FINANCIAL, INC. (The "Company") was incorporated in the state of New York to engage in the general business of a broker or dealer in securities. The Company is a member of the Financial Industry Regulatory Authority, and is registered with the Securities and Exchange Commission.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2-   **Summary of Significant Accounting Policies**

a)   *Revenue Recognition*
Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis.

b)   *Fair Value Measurements*
The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

Note 2- Summary of Significant Accounting Policies (continued)

c) *Cash and Cash Equivalents*
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents.
The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) *Equipment*
Equipment is carried at cost and is depreciated over the useful life of 5-7 years using the straight-line method.

e) *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) *Income Taxes*
The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

g) *Subsequent events*
The Company has evaluated and noted no events or transactions that have occurred after December 31, 2015 that would require recognition or disclosure in the financial statements.

Note 3-   **Income Taxes**

At December 31, 2015, the Company had a net operating loss (NOL) of approximately $215,000 for income tax purposes. This carryforward will expire in 2032. Due to the uncertainty of future income, a valuation allowance of $53,750 has been established to offset the deferred tax asset arising from this carry forward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

Note 4-   **Commitments and Contingencies**

Office Space
The Company leases its premises under a lease expiring September 30, 2018. Future approximate minimum annual rental expense for the fiscal years ending December 31:

2016	$44,976
2017	$46,035
2018	$35,424

The lease contains rent escalation provisions based on increased real estate taxes and other operating expenses.

Note 5-   **Related Party**

The Company lent the Stockholder $162,541. The loan is non-interest bearing and has no maturity. The repayment will be at the discretion of the stockholder
to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 6-   **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities   for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of customers, banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis. The Company is engaged in various brokerage activities whose counterparties are customers and institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. These activities may expose the Company to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities, underlying the contract, at a loss. A substantial portion of the Company's assets is held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations. The Company seeks to control the aforementioned risks by requiring customers

Note 7-   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2015, the Company had net capital of $158,437, which was $58,437 in excess of its required net capital of $100,000. The Company's net capital ratio was 45.82%.